

08028118

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 28 2008

Washington DC

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

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SEC FILE NUMBER
8-66496

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Savant Trading LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
141 W. Jackson Blvd., Suite 340
                                 (No. and Street)

Chicago   Illinois   60604
         (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Jacqueline Sloan   (312) 291-0560
                                                              (Area Code-Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Schultz and Chez, LLP
                  (Name – *if individual, state last, first, middle name*)

  141 W. Jackson Blvd., Suite 2900   Chicago   IL   60604
         (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X]   Certified Public Accountant
[ ]   Public Accountant
[ ]   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 241.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number



OATH OR AFFIRMATION

I, Steven Crutchfield, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of **Savant Trading LLC** as of December 31, 2007, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
Title

_____
Notary Public

This report contains (check all applicable boxes):
- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income
- [x] (d) Statement of Changes in Member's Equity
- [x] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Subordinated Borrowings

   Supplemental Information:
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
- [x] (i) Information Relating to the Possession or Control under Requirement under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [ ] (m) Independent Auditors' Supplemental Report on Internal Control
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control Structure.

** _For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)_

CONTENTS

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Member of
    Savant Trading, LLC
        Chicago, Illinois

We have audited the accompanying statement of financial condition of Savant Trading, LLC as of December 31, 2007, and the related statements of income, changes in member's equity and cash flows for the year ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Savant Trading, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois
February 20, 2008

Savant Trading, LLC
(an Illinois Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash	$	99,567
Due from clearing broker		55,613,973
Securities owned, at market		
Equities		60,091,355
Options		38,487,803
Interest and dividends receivable		68,319
Equipment, net		1,324
Other assets		10,000
TOTAL ASSETS	$	154,372,341

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Securities sold, not yet purchased, at market		
Equities	$	93,522,675
Options		42,543,509
Interest payable		13,048
Accounts payable and accrued expenses		103,515
Total Liabilities		136,182,747
Member's Equity		18,189,594
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	154,372,341

See accompanying notes.

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Savant Trading, LLC
(an Illinois Limited Liability Company)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2007

REVENUES

Firm trading	$	2,118,760
Interest		4,576,585
Dividends		1,020,139
Total Revenues		7,715,484

EXPENSES

Employee compensation and benefits	1,123,426
Commissions and clearing fees	1,280,580
Regulatory and exchange fees	846,554
Interest	2,742,062
Dividends	757,206
Communications	194,762
Consulting	21,000
Occupancy	90,116
Depreciation	883
Professional fees	57,174
Membership rental	162,052
Other	48,888
Total Expenses	7,324,703
NET INCOME	$ 390,781

See accompanying notes.

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Savant Trading, LLC
(an Illinois Limited Liability Company)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

Balance at December 31, 2006	$	17,798,813
Contributions		-
Withdrawals		-
Net income		390,781
Balance at December 31, 2007	$	18,189,594

Savant Trading, LLC
(an Illinois Limited Liability Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

OPERATING ACTIVITIES		
Net income	$	390,781
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation expense		883
(Increase)/decrease in operating assets:		
Receivables from broker/dealer		(35,162,741)
Securities owned, at market		(18,126,119)
Interest and dividends receivable/payable, net		(15,373)
Increase/(decrease) in operating liabilities:		
Securities sold, not yet purchased, at market		52,718,883
Accounts payable and accrued expenses		56,976
NET CASH USED IN OPERATING ACTIVITIES		(136,710)
NET DECREASE IN CASH		(136,710)
CASH AT DECEMBER 31, 2006		236,277
CASH AT DECEMBER 31, 2007	$	99,567

Supplemental Cash flow Information:
   Cash payments for interest during the year totaled $2,750,568.
   Cash payments for income taxes during the year totaled $0.

(1) NATURE OF BUSINESS

Savant Trading, LLC, (the "Company") engages in trading strategies involving primarily equities and equity derivative instruments on a proprietary basis. The company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC").

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities owned and securities sold, not yet purchased, held in firm trading and investment accounts, are carried at market value. Securities transactions are recorded on the trade date and, accordingly, gains and losses are recorded on unsettled transactions. Futures transactions and resulting gains and losses are recorded on the trade date. Gains and losses on open futures contracts are reflected in income.

Equipment is recorded at cost and depreciated over its estimated useful life using accelerated methods. At December 31, 2007, accumulated depreciation was $3,275.

The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

No provision has been made for income taxes as the taxable income or loss of the Company is included in the income tax return of the member.

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to clearing broker. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities, are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) DERIVATIVE FINANCIAL INSTRUMENTS

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company enters into derivative transactions, including futures and exchange-traded options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition. The Company also trades futures

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(3) DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

contracts. Futures contracts are commitments to either purchase or sell a financial instrument or commodity at future date for a specified price.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, volatilities, correlations, liquidity, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. For exchange-traded financial instruments, clearing corporations act as the counterparties of specific transactions and, therefore, bear the risk of delivery to and from counterparties of specific positions.

Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under Financial Accounting Standards Board (FASB) Interpretation No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45). Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of December 31, 2007, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of December 31, 2007, are included in securities and derivative contracts sold, not yet purchased on the statement of financial condition.

(4) CONCENTRATIONS OF CREDIT RISK

At December 31, 2007, a credit concentration with its clearing broker consisted of approximately $18 million representing the market value of the Company's trading account. The Company monitors the credit worthiness of the clearing broker to mitigate the Company's exposure to credit risk.

Savant Trading, LLC
(an Illinois Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

(5) *REGULATORY MATTERS*

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $3,740,431 which exceeded requirements by $3,640,431 and the ratio of aggregate indebtedness to net capital was less than 1:1.

(6) *RELATED PARTY TRANSACTIONS*

The Company uses the facilities of an affiliate for their operations. During the year, the Company paid $80,400 for these facilities.

SUPPLEMENTARY INFORMATION

Savant Trading, LLC
(an Illinois Limited Liability Company)

COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2007

NET CAPITAL	
Member's equity	$ 18,189,594
Non-allowable assets	
Equipment, net	(1,324)
Other assets	(10,000)
Commodity charges	(385,173)
NET CAPITAL BEFORE HAIRCUTS ON FIRM INVENTORY	17,793,097
Haircuts on firm inventory	(13,511,711)
Undue concentration charges	(540,955)
NET CAPITAL	$ 3,740,431
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness or $100,000)	$ 100,000
EXCESS NET CAPITAL	$ 3,640,431
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness - specified liabilities	
Accounts payable and accrued expenses	$ 103,515
Ratio of aggregate indebtedness to net capital	<1:1

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

Savant Trading, LLC
(an Illinois Limited Liability Company)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

**INFORMATION FOR THE POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3**
DECEMBER 31, 2007

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or
for customers and does not carry margin accounts, credit balances or securities for any person defined as a
"customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these
sections.

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141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Member of
      Savant Trading, LLC
          Chicago, Illinois

In planning and performing our audit of the financial statements of Savant Trading, LLC (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Savant Trading, LLC that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

Our review indicated that Savant Trading, LLC, although not exempt from Rule15c3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2007, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the NYSE Arca, the Securities and Exchange Commission and other regulatory authorities who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schultz & Cj.---

Chicago, Illinois
February 20, 2008

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